December 29, 2004


By facsimile to (403) 272-3620 and U.S. Mail


CSC Services of Nevada, Inc.
502 East John Street
Carson City, NV 89706

RE:	Safer Residence Corporation
	Registration Statement on Form SB-2
	Filed December 2, 2004
File No. 333-120926

To Whom It May Concern:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. Disclosure in the use of proceeds section states that shares of common stock sold to Safer Residence`s affiliates, directors, and officers are restricted and are being registered in this offering. Since those restricted securities may be registered only for resale and disclosure elsewhere indicates that no current shareholders are selling any of the shares being offered, revise the disclosure, including the information required by Item 507 of Regulation S-B.

2. Explain the meaning of any abbreviation or acronym when introduced in the registration statement. For example, refer to "RCMP" in the first table in the use of proceeds section.

Registration Statement`s Cover Page

3. Since Safer Residence is relying on Rule 415 of Regulation C under the Securities Act, add a box to that effect on the cover page. See telephone interpretation 36 in section D of our July 1999 "Manual of
Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov.

Prospectus` Outside Front Cover Page

4. Revise the table to show also the minimum offering amount.  See
Item 501(a)(8)(iv) of Regulation S-B.

Table of Contents

5. Move the information after the table of contents so that it follows the summary and risk factors sections. See Item 502(b) of Regulation S-B.

Prospectus Summary

6. Clarify that if Safer Residence fails to raise at least $25,000 of the $80,000 that Safer Residence is seeking from the offering, Safer
Residence will have to find other methods to raise additional funds and has no additional sources of funds in place. We note the disclosure in the plan of operation section.

Risk Factors

7. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:



* The first risk factor states that Safer Residence may require additional financing to establish profitable operations. Quantify the anticipated or known amount of additional financing that Safer Residence may require to establish profitable operations.

* The third risk factor states that Safer Residence has few assets and does not expect to have revenues until at least three months after the registration statement becomes effective. Quantify
Safer
Residence`s assets.

8. Clarify in the third risk factor that Safer Residence is a development stage company and that Safer Residence only has funds available to complete this offering`s expenses and has no anticipated sources of additional funds in place.

9. Disclosure in the description of business section indicates that factors such as decisions of Safer Residence`s board of directors not to pursue a specific course of action or general economic conditions may cause Safer Residence`s results or plan of operation to vary. Address in a discrete risk factor the risks such as those cited that may cause Safer Residence`s results or plan of operation to vary and the consequences or effects for Safer Residence and its investors.

10. Disclosure in the description of business section indicates that there are other companies performing the task of video taping property. Address in a discrete risk factor the risks of competition for Safer Residence, a development stage company, and the consequences or effects for Safer Residence and its investors.

11. Disclosure in the dilution section indicates that existing stockholders will hold 74.2% and new investors will hold 25.8% of the issued and outstanding shares of common stock if 100% of the offering is sold. Address in a discrete risk factor the risks of majority ownership and control by existing stockholders and the consequences or effects for Safer Residence and its other investors. As applicable, identify the family relationships of Safer Residence`s directors and officers.

12. Disclosure in the dilution section indicates that the book value of the shares of common stock held by existing stockholders will increase by $0.0186 per share and the book value of the shares of common stock purchased by new investors will decrease by $0.726 per share if the offering is fully subscribed. Address in a discrete risk factor the risks of dilution and the consequences or effects for
Safer Residence and its new investors. Address in another discrete risk factor the risks of dilution and the consequences or effects for
Safer Residence and its investors if Safer Residence obtains additional financing.

13. Disclosure in the market for common equity and related stockholder matters section indicates that Safer Residence has no expectations to pay cash dividends. Address in a discrete risk factor the risks of no cash dividend payments and the consequences or effects for Safer Residence and its investors.

14. Disclosure in the market for common equity and related stockholder matters section indicates that Safer Residence affiliates hold 2.3 million shares of common stock that will be available for resale to the public after August 19, 2005. Address in a discrete risk factor the risks of market overhang by the 2.3 million shares of common stock eligible for sale in the future and the consequences or effects for Safer Residence and its investors.

15. Since Ms. Jean L. Blanchard, Ms. Melissa Blanchard, and Mr. Stephen Lisik, Safer Residence`s directors and officers, are Canadian residents, include risk factor disclosure of the difficulty that may arise in attempting to effect service or process on them in Canada or in enforcing a judgment against Safer Residence`s assets located outside of the United States.

Plan of Distribution

16. We note the disclosure that Safer Residence may employ the services of an agent or intermediary to introduce Safer Residence to prospective subscribers to the offering. Describe in the prospectus the circumstances under which Safer Residence would expect to employ an agent or intermediary to introduce Safer Residence to prospective subscribers to the offering. Tell us whether Safer Residence has identified already any agents or intermediaries and what consideration Safer Residence has given to whether such a finder would be deemed a broker under section 15 of the Securities Exchange
Act of 1934.

17. Tell us whether Safer Residence intends to advertise the offering. Provide us copies of any materials that Safer Residence intends to use.

18. Tell us whether Safer Residence has any arrangements with any third party to host or access the preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of the agreement, and provide us a copy of any written agreement. Also provide us copies of all information concerning Safer Residence or the prospectus that has appeared on the third party`s website. If Safer Residence enters subsequently into such an arrangement, supplement promptly the response.

19. State clearly in the prospectus that changes in the material terms of the offering after the registration statement`s effectiveness will terminate the offering and would require a new offering that may be made by a post-effective amendment to the registration statement rather than a new registration statement. Examples of material changes include:

* Extension of the offering period.

* Change in the offering price.

* Change in the application of proceeds.

Disclosure of Commission Position of Indemnification for
Securities
Liabilities

20. We note the disclosure that Safer Residence under its bylaws is authorized to indemnify its directors to the fullest extent authorized under Nevada law "subject to certain specified limitations." State what the specified limitations are.

Description of Business

      Competition and Competitive Strategy

21. Discuss briefly the methods of competition in home security assistance services. See Item 101(b)(4) of Regulation S-B.

22. Absent additional disclosure, there appears to be no reasonable basis for this statement:

"We believe that Safer`s attention to detail, the encompassing nature of our business plan, and the assistance we will provide customers, especially to those who become victims of crime, gives us a clear advantage over our competition."

	Revise or advise.

Report of Independent Registered Public Accounting Firm

23. Request the auditors to revise their report to include a conformed signature as required by Rule 2-02(a) of Regulation S-X and
Regulation S-B.

24. We note the audit report was signed by Morgan & Company, an audit firm registered with the Public Company Accounting Oversight Board (United States) and based in Vancouver, Canada. In accordance with
Article 2 of Regulation S-X, we believe that the audit report of a registrant that is not a foreign private issuer should be made ordinarily by an auditor licensed in the United States. Further guidance may be found in section 5.J of "International Reporting and
Disclosure Issues in the Division of Corporation Finance" that is available on the Commission`s website at www.sec.gov/divisions/corpfin/internatl/issues 1004. Since Safer Residence is incorporated in Nevada, tell us why Safer Residence selected an auditor licensed outside of the United States to audit its financial statements. Tell us where the audit was physically performed and where the operations and assets of Safer Residence are physically located. Since it is Safer Residence`s responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X, tell us how Safer Residence determined that its auditor meets the requirements of Rule
2-01(a) of Regulation S-X. Also tell us what consideration Safer Residence gave to Nevada state laws governing audits of Nevada companies performed by foreign auditors.

Exhibits

25. Include an exhibit index immediately before the exhibits.  See
Item 601(a)(2) of Regulation S-B.

26. We assume that investors will use a form of subscription agreement to subscribe for shares in the offering. File the subscription agreement as an exhibit to the registration statement.

Exhibits 5 and 23.1

27. We note that Safer Residence will file by amendment the exhibits.
Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement`s effectiveness.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Safer Residence and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

	If Safer Residence requests acceleration of the registration statement`s effectiveness, Safer Residence should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Safer Residence from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Safer Residence may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in any proceedings initiated by the
Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant, at (202) 824-5478 or Anne M. McConnell, Senior Staff Accountant, at (202) 942-1795. You

may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 942-1978 or me at (202)
942-2864.

Very truly yours,





Jennifer R. Hardy

Legal Branch Chief



cc:	W. Scott Lawler, Esq.
	1530-9 Avenue SE
	Calgary, Alberta, Canada T2G 0T7
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CSC Services of Nevada, Inc.
December 29, 2004
Page 8








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE